VIA SEDAR

To the Securities Regulatory Authorities:

RE:

Eldorado Gold Corporation (the “Company”)

Report of Voting Results pursuant to Section 11.3 of

National Instrument 51-102 Continuous Disclosure Obligations (“NI-51-102”)

Following the Annual and Special Shareholders Meeting of the Company held on May 7, 2009 (the “Meeting”), and in accordance with Section 11.3 of NI51-102, we hereby notify you of the following results obtained at the Meeting:

Item 1:  Election of Directors

The nine nominees set forth in the Company’s Management Proxy Circular dated April 3, 2009 were duly elected as directors of the Corporation by a vote on a show of hands.

Item 2:  Appointment of Auditors

PricewaterhouseCoopers LLP was duly reappointed as the auditors of the Corporation by a vote on a show of hands.

Item 3:  Remuneration of Auditors

The directors were duly authorized to fix the auditors remuneration by a vote on a show of hands.

Item 4:  Amendments to Stock Option Plans

The adoption of amendments to the amended and restated Incentive Stock Option Plan for Employees, Consultants and Advisors and the amended and restated Incentive Stock Option Plan for Officers and Directors was duly approved by way of a ballot.  The Corporation’s shareholders present in person or represented by proxy at the meeting voted in respect of this item as follows:

Total Votes

Percentage of Votes Cast

Votes For

160,689,228

                 58.77%

Votes Against

112,715,398

                 41.23%

Total Votes Cast

273,404,626

               100.00%

Item 5:  Repeal of Former By-Law No. 1 and Adoption of New By-Law No. 1

The adoption of an Ordinary Resolution confirming repeal of the Company’s former By-law No. 1 and the adoption of new By-Law No. 1 was duly approved by a vote on a show of hands.

Item 6:  Articles of Amendment

The adoption of a Special Resolution adopting Amendments to the Company’s articles to allow the Company to hold shareholder meetings outside of Canada was duly approved by a vote on a show of hands.

Yours truly,

ELDORADO GOLD CORPORATION

“Dawn Moss”

Dawn Moss

Vice President, Administration and Corporate Secretary